

Mail Stop 4720

May 24, 2010

Harry D. Madonna
President and Chief Executive Officer
Republic First Bancorp, Inc.
50 South 16th Street, Suite 2400
Philadelphia, PA 19102

> **Re:** **Republic First Bancorp, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed May 19, 2010**
> **File No. 333-166286**

Dear Mr. Madonna:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed May 19, 2010

General

1. We note your response to comment 2 in our letter dated May 12, 2010; in particular, we note your representation that the directed share subscription program is no longer a component of the offering. However, the disclosure on page 14 indicates that the underwriters will reserve a specified number of shares of the offering for sale to certain directors, officers and securities holders. Please advise.

2. We note that some of the information requested in our letter dated May 12, 2010 will be provided at a later time. Please note that we may have comments after reviewing that information.

Risk Factors

Our executive officers, directors and principal shareholders …, page 14

3. Please revise this risk factor to disclose the number of shares to be purchased in the offering by officers, directors and principal shareholders.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Barry M. Abelson, Esq.
       Donald R. Readlinger, Esq.
         Pepper Hamilton LLP